Exhibit 99.6

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2	Date of Material Change

June 26, 2013

Item 3	News Release

The news release was disseminated on June 20, 2013.

Item 4	Summary of Material Change

Oromin comments on unsolicited offer.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

DATED:	June 26, 2013

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

June 20, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN RESPONDS TO UNSOLICITED OFFER

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company” or “Oromin”) acknowledges the announcement made on June 19, 2013 by Teranga Gold Corporation (“Teranga”) of its commencement of an unsolicited bid (the “Offer”) for all of the issued and outstanding common shares of Oromin that it currently does not own.

The Company is in the process of reviewing and evaluating the Offer with its financial and legal advisors. Oromin has appointed RBC Capital Markets as financial advisor and Miller Thomson LLP as legal advisor to assist in responding to the Offer. The Company has appointed a special committee of the Directors to assist the Board in fulfilling its legal and fiduciary duties in respect of the Offer. The Company has in place a shareholders rights plan, which is designed to protect the interest of all shareholders. The Company will consider all possible alternatives, including any competing offers it may receive, to maximize shareholder value.

Contrary to the representations made by Teranga in its Circular, Oromin has not confirmed to Teranga its interpretation of the OJVG Shareholders Agreement. Oromin has not had any discussions with Teranga regarding the lawsuit commenced by Bendon International Ltd.

The Company recommends that shareholders defer taking any action in respect of the Offer until the Directors of the Company make a recommendation as to the merits of the Offer. Shareholders will be promptly notified of any recommendation by the Directors through a news release and circular in accordance with applicable securities laws.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Forward-looking information
All statements included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this document contains forward-looking information and statements regarding the Offer, the Board of Directors’ review of available information relating to same, the potential future delivery of a news release and circular and the potential entry into an alternative transaction.

These forward-looking statements involve numerous assumptions made by the Company based on its experience, perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. In addition, these statements involve substantial known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will prove inaccurate, certain of which are beyond the Company’s control, including further actions or announcements of Bendon International Ltd., Teranga Gold Corporation and other third parties, changes in laws and regulations, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Readers should not place undue reliance on forward-looking statements.